Exhibit 3.1
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	The name of the corporation is	Advanced Emissions Solutions, Inc.

2.	The Certificate of incorporation is hereby amended by changing the article
thereof numbered	1	so that, as
amended, said article shall be and read as follows:
The name of the Corporation is Arq, Inc.

3.	That said amendment was duly adopted in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware

4.	The effective date of this amendment shall be February 1, 2024.

By:	/s/ Robert Rasmus
Authorized Officer

Name:	Robert Rasmus, President
Print or Type